FINANCING AGREEMENT

     THIS FINANCING AGREEMENT (this "Agreement") is made and entered into this 5th day of September, 1990, by and between VINDICATOR OF FLORIDA, INC. ("Vindicator"), a Florida corporation whose principal offices are located in Plant City, Florida, and NORDION INTERNATIONAL INC ("Nordion"), a Canadian corporation whose principal offices are located in Kanata Ontario, Canada.

     WHEREAS, Vindicator desires to build a successful commercial food demonstration irradiation facility in or near Mulberry, Florida, principally for the purpose of irradiating food and related products; and

     WHEREAS, Nordion desires to develop and promote the commercialization and demonstration of food irradiation;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged by both of the parties to this Agreement, the parties hereby agree as follows:

          1. Upon the terms and subject to the conditions set forth herein, Nordion shall design, manufacture and install, and Vindicator shall purchase from Nordion, a fully operational gamma radiation processing pallet irradiator (the "Irradiator"), complete with an initial radiation source of 400,000 curies of cobalt 60 (the "Source"), at Vindicator's present site in Mulberry, Florida, all as described in that certain Proposal number 89-IPQ-336A dated August 29, 1990 delivered by Nordion to Vindicator (the "Proposal"). In addition, Nordion shall provide to Vindicator the services set forth in Paragraph 5 of this Agreement. The total purchase price to be paid by Vindicator to Nordion for the Irradiator, Source and the services to be provided by Nordion under this Agreement shall be $2,867,510 ($Canadian), such amount to be paid as provided in Paragraph 3 of this Agreement.

          2. The parties acknowledge that Nordion accepted Vindicator's firm purchase order for the Irradiator and the Source, all pursuant to the Proposal, on September 5, 1990 (such date being referred to herein as the "Acceptance Date"). This Agreement supplements that arrangement.

          3. The purchase price of $2,867,510 ($Canadian) shall be paid as follows:

               (a) the parties acknowledge that $126,000 ($Canadian) of the total purchase price has already been paid, leaving a balance as of the date hereof of $2,741,510 ($Canadian);

               (b) an additional $295,000 ($U.S.) shall be paid by Vindicator, in cash, on the Acceptance Date, and shall be applied against the balance of the Purchase Price based on the $U.S.-Canadian exchange rate as of the Acceptance Date;

               (c) the balance of the purchase price shall be paid at the time and in the manner described in Paragraph 4.

          4. (a) The amount referred to in Paragraph 3(c) shall be due and payable in full on the date forty-eight (48) months from the Acceptance Date (the "Due Date"). Such amount shall not bear any interest until the Due Date, whereupon such amount shall bear interest at the rate of three percentage points above the "prime rate" for similarly sized commercial obligations as published from time to time in the Wall Street Journal.

               (b) Payment of any amount due under this Paragraph 4 shall be secured by a first, preferred security interest in the Irradiator and the Source to be granted to Nordion upon or before sale or delivery of the Irradiator and the Source. In addition; in the event that any other assets of Vindicator are at any time subject to any other security interest, then simultaneously with the granting of such security interest Nordion shall be granted a subordinate security interest in such assets. Any security interest granted hereunder to Nordion shall be granted by way of a security agreement in substantially the same form as is attached hereto as Exhibit A. Upon or before consummation of the transaction to which any such security interest relates, proper opinions and security filings must be effected (at Nordion's expense) as to each security interest granted hereunder.

               (c) Vindicator shall be deemed in default of its payment obligation under this Paragraph 4 upon the occurrence of any of the following:

                    (i) Any amount owed hereunder not being paid in full when
               due; or

                    (ii) The irradiation by Vindicator, at the Facility, of any product, other than food or related products including packaging materials, for any customer who, to the knowledge of Vindicator after consultation with Nordion, had previously had any similar product irradiated by gamma radiation by another commercial irradiator then willing and able to provide such service and both now and then being supplied or otherwise serviced by Nordion (this shall not, however, preclude Vindicator from conducting research and development activities on any product for any customer); or

                    (iii) Any act of bankruptcy or insolvency by Vindicator.

               (d) Option is given to Vindicator to pay part or the entire principal sum due under this Paragraph 4 remaining unpaid at any time without penalty.

               (e) Nordion may, at its option, at any time, forgive any part or all of the amount owed under this Paragraph 4.

               (f) Vindicator shall use its best efforts to pay down the balance of the purchase price during the 48-month interest-free period prior to the Due Date, and in any event not later than the Due Date. Its best efforts win include deferring payment of dividends, reasonably conservative policies on salaries, bonuses or other remuneration and any other distribution of any kind to shareholders or employees.

     5. Pending completion of the Facility and the commencement of the operation thereof, Nordion will provide to Vindicator, and to Vindicator's architects and engineers, irradiator building construction drawings, plans and specifications for the Facility. Nordion will act as Vindicator's consultant in connection with Vindicator's applying for and obtaining all necessary licenses and permits for the Facility. Nordion will further act as Vindicator's consultant in its selection and training of operating and management personnel for the Facility, and provide all plant operation and radiation safety training for all Facility personnel during the Facility's initial period of operation. In addition, Nordion will assist Vindicator in its other technical and marketing efforts.

     6. This Agreement shall be governed by the laws of the State of Florida.

     IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.

                                          VINDICATOR OF FLORIDA, INC.

                                          By: /s/ Sam R. Whitney, President

                                          NORDION INTERNATIONAL INC.

                                          By: